Annual General Meeting of Unitholders
May 15, 2009

REPORT ON VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Resolution	Outcome of Vote	Votes For	Votes Withheld	Votes Against
1. Resolution to appoint KPMG LLP, Chartered Accountants, as the auditors of the Trust for the current fiscal year and to authorize the directors of Enterra to fix their remuneration.	Carried	96.03%	3.97%
2. Resolution to appoint Olympia Trust Company the Trustee of the Trust.	Carried	95.76%		4.24%
3. Resolution to set the number of directors to be elected at the meeting at six.	Carried	95.16%		4.84%
4. Resolution for the election of the slate of directors set out in Management’s Information Circular – Proxy Statement dated April 1, 2009.	Carried	90.61%	9.39%
5. Special resolution authorizing the amendment to the Evergreen Plan set out in the Circular.	Carried	76.78%		23.22%
6. Resolution authorizing Trust Unit Consolidation set out in the Circular.	Carried	87.05%		12.95%

Per:
“signed” Blaine Boerchers
Blaine Boerchers
Chief Financial Officer